January 18, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:                       Erickson Air-Crane Incorporated
Amendment No. 6 to Registration Statement on Form S-1
Filed December 5, 2011
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company,” “we” and “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Registration Statement.  We have included your numbered comments below and the Company’s response follows.  The Company has filed Amendment No. 7 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. J. Dana Brown.

Before specifically addressing the Staff’s comments, we would like to note that our current timetable contemplates that we be in a position for the Registration Statement to be declared effective on or before February 9, 2012 to ensure that such Registration Statement, which contains financial statements as of and for the nine months ended September 30, 2011, is in compliance with Article 3-12 of Regulation S-X.  We plan to file an amendment to the Registration Statement later this week that includes additional exhibits and to separately file a response to the Company’s pending request for confidential treatment of certain information. We expect to make another responsive amendment that includes all pricing and share information by the end of next week.  We would appreciate the Staff’s cooperation in this process if possible.

General

1.                          We note your response to our prior comment 9. Given that your prior amendment and current amendment note your fleet of 17 Aircranes, please advise as to the status of the Aircrane that was substantially completed on December 8, 2010.

The Aircrane that was substantially completed on December 8, 2010 is currently held for sale by the Company and is not counted as part of the Company’s fleet.

Prospectus Summary, page 1

2.                          We note your summary contains a lengthy description of your competitive strengths and business strategies as well as discussion of the changes you have made to improve your business and financial position. Please balance the disclosure in your summary by including a discussion of the challenges you face in implementing your business strategy and growth. We note, for example, the amendments to your credit agreement without which you would not have been in compliance with your debt covenants, the risk of failing to comply with your credit agreement in 2012 if HRT Netherlands B.V. does not purchase the Aircrane as noted in the risk factor beginning on the bottom of page 26, your significant debt service obligations as noted on in the first risk factor on page 15 and your term loan, revolving loan and put option coming due in 2013, the reduction-in-force on November 2, 2011 as noted on page 44 and the termination of the Wan Yu Industries Groups, Limited and Aliar Aircrane Services Especializados Ltda agreements.

We have revised the Prospectus Summary to include a discussion of certain key risks and uncertainties, including those raised in this Comment 2.

Our Company, page 1

3.                          Please advise as to why you believe backlog from anticipated contract extensions to be firm. Refer to Item 101(c)(viii) of Regulation S-K.

In our backlog, we have included revenues anticipated to be received under customer extension options contained in existing contracts with government entities (the U.S. Forest Service, the Hellenic Fire Brigade and the City of Los Angeles, California).  Our Aerial Services contracts with these government entities consist of one or more base years plus a fixed number of renewal option years.  Such contracts are structured on an annual renewable basis because a government entity’s decision to extend its contract is governed in part by whether there is adequate funding for such extension provided in its annual budget.  Based on our operating history and our experience with these customers, customers have typically exercised their option to extend their Aerial Services contracts with us.

Our Competitive Strengths, page 2

4.                          We note your disclosure in the second to last paragraph of this section that you increased your backlog by $100.1 million from September 26, 2007 to September 30, 2011. We note similar disclosure in the seventh paragraph on page 4 and the second bullet point on page 5. In this regard, we also note that the previous amendment reflected total contract backlog of $445.2 million as of December 15, 2010. Please advise as to the change in backlog from the prior amendment to the current amendment and how the increase from September 26, 2007 to September 30, 2011 represents a competitive strength or advantage given the change in backlog from December 15, 2010.

We have updated the disclosure of our backlog in the prospectus as of December 31, 2011 and made conforming changes elsewhere in the prospectus.  The decrease in total contract backlog from $445.2 million as of December 15, 2010 to $213.8 million as of December 31, 2011 was primarily the result of (1) the restructuring of our contractual relationship with Asiatic Lumber Industries from a multi-year contract to a year to year contractual relationship, (2) the failure by China Taicang Aircrane Company, Limited to proceed with the purchase of five Aircranes and (3) general consumption of backlog through our performance of Aerial Services and collection of revenue under existing contracts that were previously categorized as contract backlog.  These decreases were partially offset by increases in backlog over the relevant period.

Notwithstanding the decrease in backlog from December 15, 2010 as compared to December 31, 2011, we believe that the increase in backlog from September 26, 2007 to December 31, 2011 highlights the broader trend of our focus on increasing the amount of our Aerial Services business that is done under long-term contracts and relationships as well as our success in broadening our base of Aerial Services customers. We believe the long-term contracts provide us with an advantage over our competition.

5.                          Please also revise to provide the dollar amount of backlog orders as of a comparable date in the preceding fiscal year. Refer to Item 101(c)(viii) of Regulation S-K. Please also advise as to why $111.8 million of the $133.1 million of backlog will not be filled within the current fiscal year.

We have updated our discussion of backlog to include the dollar amount of backlog orders as of December 31, 2011 and 2010.

With respect to the backlog figures provided in Amendment No. 6, we note that $111.8 million of the $133.1 million of backlog orders as of September 30, 2011 was not expected to be filled within the 2011 fiscal year because the $111.8 million in backlog related to services to be rendered in 2012 or thereafter.

Our Strategy, page 3

6.                          Please provide support for your statements that you “expect to opportunistically expand [y]our aircraft fleet to support customer demand” and you “expect to continue to capitalize on the growing desire for sustainable timber harvesting practices, as [you] have done in North America and Malaysia.”

We have deleted the first statement set forth above because, while we may expand our Aerial Services fleet in the future, we did not intend to imply that customer demand will necessarily support such growth, and such expansion is not a key strategic initiative.

We believe the second statement is appropriate and supportable.  We have been able to secure Aerial Services contracts in the United States and Malaysia supporting customers who do not clear cut timber (which allows for easier access by road) and instead use sustainable timber harvesting practices that require extraction of heavy timber loads from sites that may not be accessible by ground transportation.  We believe that this trend toward sustainable timber harvesting will gain momentum in many areas of the world in the future, and our strategy is to take advantage of this by both providing Aerial Services and potential sales of Aircranes. We have revised the disclosure in the “Prospectus Summary—Our Strategy” and “Business—Our Strategy” sections to make this point more clearly.

7.                          Please balance the disclosure in the Increase Our Aircrane Sales section with the number of Aircranes you have sold in the past three years.

We have revised the disclosure in this section to state clearly the number of Aircranes we have sold in the past three years.

8.                          Given your response to our prior comment 6 in which you state you have not included the Aircrane sale to HRT Netherlands B.V. in your backlog, please advise as to the inclusion of the cross reference to the Risk Factor section in the second paragraph of the Increase Our Aircrane Sales section.

We have changed the cross-reference so that it now refers to “Risk Factors—Cancellations, reductions or delays in customer orders, delays in delivery of Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement.”  Among other things, the risk factor notes that HRT Netherlands B.V. (“HRT”) did not exercise its purchase option.

Changes to our Company Since Our 2007 Acquisition, page 5

9.                          Please revise the second bullet point on page 5 to disclose what percentage of your long-term contracts that make up more than 50% of your 2010 revenues extend beyond 2013 or advise.

We have revised this bullet point to disclose the approximate percentage of revenues derived from long-term contracts in 2010 and the nine-month period ended September 30, 2011. We have deleted the reference to long-term contracts that extend beyond 2013 as we currently are more focused on long-term relationships and repeat business that may not be committed under long-term contracts and believe this point is less relevant to investors.

10.                   Please disclose the number of agreements you have entered into with potential customers as discussed in the second sentence of the fifth bullet point of this section.

We address the number of preliminary agreements that were potentially material to the Company in “Risk Factors — Cancellations, reductions or delays in customer orders, delays in delivery of Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement.”  We have revised the fifth bullet point to disclose the manner in which the Company may seek to increase Aircrane sales in a generic fashion with a cross-reference to this risk factor. As we also have disclosed before this bullet point in the Summary that we have not made any sales of Aircranes since 2009, we do not believe that addressing the number of preliminary agreements in this bullet point is material in light of these changes.  We do not intend to disclose non-binding purchase agreements or preliminary memoranda of understanding in the future.

Recent Developments, page 5

11.                   Please advise as to what portion of your backlog the agreement with Repsol represents.

We have revised the bullet points under Recent Developments so that each indicates the approximate dollar value of revenues expected to be received under these contracts, which better quantifies for an investor the portion of backlog represented by the contracts. As of December 31, 2011, the Repsol agreement represented 13.7% of our backlog.

The Offering, page 7

Use of proceeds, page 7

12.                   Please revise the second bullet point of this section and similar disclosure on page 33 to include the disclosure that is set forth in the fourth full paragraph on page 67.

We have revised the disclosure in response to this comment.

Risk Factors, page 14

13.                   Please provide risk factor disclosure specifically addressing the November 2, 2011 reduction-in-force or advise. We note your statement on page 44 that as a result you may experience longer aircraft delivery lead times for future customers who wish to purchase Aircranes, which may delay the timing of our aircraft sales revenues going forward.

We believe the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business—November 2011 Restructuring” provides adequate disclosure relating to the November 2, 2011 reduction-in-force.  We do not believe risk factor disclosure addressing such reduction-in-force is necessary since it is not a significant factor that makes the offering “speculative or risky”, as provided in Item 503 of Regulation S-K.  Rather, the purpose of the restructuring was primarily to size our manufacturing capacity to anticipated levels of Aircrane demand.  We do not believe a separate risk factor is appropriate because: (1) the effect of the reduction-in-force is primarily positive to investors, (2) the reduced future revenues resulting from potential delays in increasing manufacturing capacity would only be in an environment of quickly increasing Aircrane sales, which would also be a materially positive event given the limited sales of Aircranes in recent periods, and (3) any reduced revenues in future periods will be offset in part by the personnel cost savings of such reduction-in-force.

We depend on a small number of large customers for a significant portion of our revenues, page 17

14.                   We note your response to comment 15 of our letter dated June 8, 2010. So that investors can better understand this risk, for each of these customers please disclose the percentage of revenues for past fiscal periods.

Each of the U.S Forest Service, the Italian Ministry of Civil Protection, the Hellenic Fire Brigade and Samling Global is identified in the Business section as a customer which accounted for over 10% of our sales in 2010.  We have added disclosure indicating that the U.S. Forest Service accounted for greater than 24% of our revenues in the 2010 and 2011 periods in response to this comment, but do not believe the disclosure of the specific percentage of revenues for the other customers for past fiscal periods is material to investors.

Our dependence on a small number of manufacturers, page 23

15.                   For your sole suppliers, in an appropriate section of the prospectus, please either affirmatively state that there are other alternative suppliers or name the sole supplier and the component(s) it supplies. Please then revise this risk factor to include a cross-reference to the disclosure in such section.

We have revised the risk factor to affirmatively state that there are other suppliers that could be used.  We note that the Aircrane has many custom or almost custom designed parts the volume of which would not justify a broad range of manufacturers.  However, none of the parts are only able to be manufactured by a sole supplier, subject to manufacturing ramp up times.

Selected Consolidated Financial and Other Data, page 37

16.                   Consider disclosing the number of Aircranes sold during each reporting period in a footnote to your Consolidated Statement of Operations Data.

We have revised the disclosure in this section in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview of the Business, page 40

17.                   We note you sold and delivered nine Aircranes. In addition, according to your first risk factor on page 14, there have been seven accidents that resulted in the loss or hanger rebuild of aircraft. Since you manufactured 34 Aircranes since inception, it appears this leaves one Aircrane unaccounted for. Please revise your disclosure to include a table that reconciles these amounts.

We believe that a table is not necessary and have modified our disclosure in “Business—Products and Services—Aircraft Manufacturing and Maintenance, Repair and Overhaul (Manufacturing/MRO)” in response to this comment to clarify the relevant data.  In particular, we revised our disclosure to indicate that we have manufactured 33 Aircranes.  We originally disclosed having manufactured 34 Aircranes since one of our Aircranes was initially counted as having been manufactured twice to account for the initial manufacture and a remanufacture after damage incurred during a water landing.

Our Operating Revenue, page 41

18.                   We note the disclosure that many of your contracts for Aerial Services are multi-year, and these contracts provide the majority of your backlog. Please clarify the amount of backlog, if any, attributable to your Manufacturing/MRO segment.  Include specific disclosure with respect to the number of Aircranes, if any, associated with your backlog estimate of $133.1 million as of September 30, 2011.

We have revised the disclosure under “Business—Backlog” to clarify that $18.1 million of our backlog as of December 31, 2011 and $24.3 million of our backlog as of December 31, 2010 were attributable to our Manufacturing / MRO segment and no sales of Aircranes were associated with our backlog as of December 31, 2011 and December 31, 2010.

Trends and Uncertainties Affecting Our Business, page 43

19.                   Please include a discussion of any known trends or uncertainties that will have a material favorable or unfavorable impact on your results of operations due to the current economic crisis in Greece. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

We have revised the disclosure in this section pursuant to this comment to discuss the fact that the current economic crisis in Greece may have an unfavorable impact on our ability to receive payments from the Hellenic Fire Brigade in a timely manner.

Aircrane Sales, page 43

20.                   We note the disclosure on page 44 regarding your expectation of recognizing revenue on future sales of Aircranes when the criteria for using the percentage of completion method of accounting have been met. However, please clarify whether you will apply percentage of completion accounting for the one completed Aircrane and the one substantially completed Aircrane discussed in Note 5 to your audited financial statements upon sale of such Aircranes.

We have revised the disclosure in this section in response to this comment and for clarification. As the one completed Aircrane and the one substantially completed Aircrane were not constructed under long-term construction contracts pursuant to binding purchase agreements, we did not recognize any revenues under the percentage of completion method.  We will recognize revenue when revenue recognition criteria have been met, including delivery of the aircraft to the customer.  For Aircranes we construct under long-term construction contracts pursuant to a binding purchase agreement, we will recognize revenue under the percentage of completion method when all of the requirements under percentage of completion are met.

Liquidity and Capital Resources, page 61

21.                   As of September 30, 2011, $102.5 million is due upon maturity of your senior credit facilities on June 24, 2013.  In this regard, please revise your filing to include a discussion of management’s plans for repayment of such amounts upon maturity.

We have revised the disclosure in this section in response to this comment to state that, prior to maturity, management intends to refinance amounts outstanding under our senior credit facilities with new credit facilities. The risks related to this refinancing are addressed under “Risk Factors—Our indebtedness could adversely affect our financial condition and impair our ability to grow and operate our business.”  We believe after completion of the offering such refinancing would be appropriate and achievable.

22.                   Discuss management’s plans with regard to the funding needed to repurchase the Aircrane you sold to a customer in 2009, if that customer exercises the related put option on July 31, 2013.

We have revised the disclosure in this section in response to this comment to state that, if the customer exercises its put option, we expect to pay the repurchase price with cash generated from operations and any currently available financing sources. Because our existing credit facility terminates on June 24, 2013, our ability to finance the repurchase of this Aircrane may depend on our ability to achieve the refinancing of our senior credit facilities as discussed in the preceding comment. The risks related to this refinancing are addressed under “Risk Factors—Our indebtedness could adversely affect our financial condition and impair our ability to grow and operate our business.”

Senior Credit Facilities, page 65

23.                   Please clarify whether your maximum leverage ratio calculation continues to be consistent with the calculation provided in your response letter dated October 5, 2010. If so, based on the Bank EBITDA amounts provided in the tables on page 69 and the $102.5 million of outstanding debt under your senior credit facilities, it is unclear how you calculated your Maximum Leverage Ratio of 2.86 at September 30, 2011. Please clarify, and consider revising your disclosures to include the calculation of your maximum Leverage Ratio at each reporting period.

Our maximum leverage ratio calculation is no longer consistent with the calculation provided in our response letter dated October 5, 2010 because the calculation methodology was amended pursuant to the Fourth Amendment to the Credit Agreement, dated June 30, 2011, among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and us filed as Exhibit 10.17(d) to the Registration Statement.  In addition, it is difficult to determine the calculation of our maximum leverage ratio based on the disclosure in the prospectus because the calculation is based in part on trailing 12 months of earnings and earnings for the fourth quarter of 2010 are not separately disclosed.  We do not believe it is material to an investor to present the actual calculation of the maximum leverage ratio.

24.                   Please discuss the likelihood that you will remain in compliance with the requirements of your debt covenants. In this regard, your disclosure indicates that you are required to reduce your Maximum Leverage Ratio to a maximum of 3.75 to 1.00 at December 31, 2011. Also, based on the results of your Manufacturing/MRO segment, it appears that the option held by HRT to purchase an Aircrane from you on or prior to January 15, 2012 could, unless you sell another aircraft or otherwise substantially increase your Bank EBITDA, have a material impact on whether you remain in compliance with the requirements of your debt covenants through 2012. If you are relying upon the application of proceeds from your initial public offering to pay down the indebtedness under your revolving credit facility, state the amount of pay down you expect to be required to remain in compliance with your debt covenants. Finally, state how you would intend to remain in compliance with the Maximum Leverage Ratio if, for whatever reason, you were unable to complete an initial public offering of your common stock.

Although HRT did not exercise its purchase option, we expect to remain in compliance with the requirements of our financial covenants in 2012 regardless of whether we sell an Aircrane by relying primarily on revenues generated from our Aerial Services contracts and the application of proceeds from our initial public offering to pay down indebtedness under our revolving credit facilities.

The approximate amount that we will need to pay down with proceeds of our initial public offering to remain in compliance with our financial covenants through 2012 depends on a number of factors, including our earnings from operations and the incurrence of significant unexpected costs. Although we cannot provide an estimate of such amount, we intend to use the proceeds from our initial public offering to pay down our revolving credit facilities and unsecured subordinated promissory notes. We will monitor our compliance with our financial covenants in the future to determine the amounts available for additional borrowing under our revolving credit facilities.

If we were unable to complete an initial public offering of our common stock, we may need to obtain a waiver or amendment of the terms of our credit facilities or sell Aircranes to remain in compliance with our financial covenants.

Contractual Obligations, page 69

25.                   Please indicate, in a footnote, that amounts shown in the table do not include the put option described on page 43 and in Note 12 to your audited financial statements.

We have revised the disclosure in response to this comment by adding a footnote to the table.

Critical Accounting Policies, page 71

Revenue Recognition, page 71

26.                   We note that you have changed your revenue recognition policy, from the completed contract method to the percentage of completion method, for manufacturing and MRO long term construction contracts.  In this regard, please clearly disclose the effective date of this change as well as the changes in systems and circumstances that supported your switch from the completed contract method to the percentage of completion method.

We have substantially revised the disclosure under this heading in response to this comment.  We previously did not recognize revenue under the percentage of completion method because management did not believe it was able to accurately estimate the percentage of completion of Aircrane builds.  Subsequent to our acquisition in September 2007, management made changes to its cost tracking and estimating processes, including personnel and system changes, which management believes provides them with the ability to accurately track and estimate costs in order to determine the percentage of completion of Aircrane builds.  As a result, we expect to recognize revenue for Aircranes manufactured under long-term construction contracts using the percentage of completion method.  However, as the one completed Aircrane and the one substantially completed Aircrane were not constructed under long-term construction contracts pursuant to binding purchase agreements, we do not plan to recognize revenue on these aircraft under the percentage of completion method.

The Commercial Heavy-Lift Helicopter Industry, page 75

27.                   We note you have relied on third-party sources, including CG/LA Infrastructure and CIBC World Markets, for data. Please provide us with the relevant portions of the materials you cite. If any such reports were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Rule 436 with your next amendment or explain why you are not required to do so.

All of the data included in this section and attributed to third party sources are derived from publicly available information, with the exception of RISI, Inc.  As a result, except for the consent from RISI, Inc. filed as Exhibit 23.7 to Amendment No. 7, we believe no consents pursuant to Rule 436 are required.  The relevant portions of third-party materials that are cited in the Registration Statement are being provided to the Staff supplementally under separate cover.

The Commercial Heavy-Lift Helicopter Industry, page 77

28.                   Please delete “long and successful track record” from the last sentence of the first paragraph of this section as this statement is subjective or advise.

We have deleted the language in response to this comment.

Emergency Response, page 84

29.                   To the extent available, please revise to provide a status update on the development of the heavy-lift helicopter disaster response and recovery program in Oregon as discussed in the first full paragraph on page 85.

We have deleted the discussion of the disaster response and recovery program as we are no longer actively pursuing this program.

Executive Compensation, page 110

Elements of Compensation; 2010 Incentive Plan, page 111

30.                   We note your disclosure that the 2010 Incentive Plan used Bank EBITDA as the target for the size of the potential pool. We also note disclosure in the Assessment of Risk section on page 113 which states that your non-equity incentive plan takes into account multiple non-financial metrics. Please advise as the disclosure on the bottom of page 111 does not appear to discuss the use of multiple non-financial metrics in the 2010 Incentive Plan.

This subsection has been updated to address the 2011 Incentive Plan as compensation as for the full 2011 year is now known.  Our non-equity incentive plans do take into account non-financial metrics, which are essentially individual performance measures that are not financial measures.  Individual performance is typically measured by specific goals or achievements set at the beginning of a year or other intangible performance objectives.  We have revised the disclosure on the annual non-equity incentive plans to include a description of the non-financial metrics and the 2011 Incentive Plan to include a reference to non-financial metrics.

Grants of Plan Based Awards, page 115

31.                   Please revise the cross-reference in the last sentence in footnote 1 to refer to the appropriate section.

We have revised the disclosure in the footnote in response to this comment.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page F-25

Allowance for Doubtful Accounts, page F-26

32.                   With regard to any outstanding Greek receivables, please tell us how you assessed the impact of the current economic circumstances in Greece on the collectability of such receivables. In particular, we note your disclosure on page 62 regarding the $7.1 million increase in accounts receivable that is primarily attributable to a receivable related to your Greece contract. In this regard, please tell us the reason for this increase or any other increase in amounts due from your Greece contract. Also, please tell whether such customer continues to pay in accordance with payment terms and provide us with the aging of accounts for this customer.

With respect to the Greek receivables as of September 30, 2011, the increase is normal given our contract terms. The Hellenic Fire Brigade pays 50% of the total contract in advance of the contract start (June timeframe) and the balance of 50% after completion of the contract (December/January timeframe).  We have delivered the required services and met all other criteria for collection under our Hellenic Fire Brigade contract, including delivering all required documentation for collection to the Hellenic Fire Brigade regarding the Greece receivables as of September 30, 2011.  The Greek government views our services as important work that is critical to the protection of lives and property in Greece.  We are aware of the economic instability in Greece and we are working with our agent and our customer, the Hellenic Fire Brigade, to receive full payment.  Our agent in Greece has notified us that the funds to pay the Company have recently been appropriated.  The final step is for the Greek tax authorities to give their approval. We continue to expect payment in the first quarter of 2012.

General

33.                   The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

We will update the financial statements as necessary to be in compliance with Article 3-12 of Regulation S-X at the effective date of the registration statement.

34.                   Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

We have included a currently dated and signed consent with Amendment No. 7.

Exhibits

35.                   Please file your agreement with Bell as an exhibit to your next index or explain to us why this is not necessary.

We believe our agreement with Bell is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the agreement was entered into in the ordinary course of business.  Further, the agreement does not come within any of the exceptions set out in Item 601(b)(10)(ii) of Regulation S-K.  In particular, there is no revenue guaranteed under our agreement with Bell since the agreement only sets forth the terms and conditions for future purchase orders.  As a result, we do not believe that our business is substantially dependent on this contract.

Please address any questions or comments you may have about this letter and the registration statement to me at (212) 530-5505.

Very truly yours,

/s/ Douglas A. Tanner
Douglas A. Tanner

cc:                                 J. Dana Brown (SEC Reviewer)

Charles E. Ryan

Michael P. Reed, Esq.

Frank M. Conner III, Esq